SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 19, 2005

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17 boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: Groupe Danone is furnishing under cover of Form 6-K a press release dated October 19, 2005, announcing Groupe Danone’s sales results for the third quarter of 2005.

October 19th, 2005

Q3 sales 2005

Like-for-like sales growth: +7.1%

(+6.7% for the first 9 months)

1 – Like-for-like sales up +7.1% in the 3rd quarter 2005

Groupe Danone has achieved +7.1% like-for-like sales growth in third-quarter. This takes the like-for-like sales growth to +6.7% for the first 9 months of 2005.

Consolidated sales amounted to €9,853 million in the first 9 months of 2005, increasing by +4.2% on an historical basis.

Changes in exchange rates had a positive impact of +0.3% while the scope of consolidation negatively impacted sales by -2.8%.

Figures by business line and geographical area for the first 9 months are as follows:

€ millions	9 months 2004	9 months 2005	Change like for like [1]
BY BUSINESS LINE
Fresh Dairy Products	4,896	5,342	+7.3%
Beverages	2,593	2,738	+9.3%
Biscuits & Cereal Products	1,966	1,773	+1.2%

BY GEOGRAPHICAL AREA
Europe	6,176	6,208	+3.1%
Asia	1,600	1,745	+11.3%
Rest of World	1,679	1,900	+15.9%

Group	9,455	9,853	+6.7%

[1] : like for like = at constant scope of consolidation and exchange rates

2004 and 2005 figures are under IFRS.

2004 and 2005 Group sales figures exclude Sauce business.

The net income of Sauce business is reported on the line “discontinued operations”.

For further information : Direction de la Communication : 33 1 44 35 20 75 GROUPE DANONE : 17 Boulevard Haussmann, 75009 Paris – Fax 33 1 44 35 24 80	1

Like-for-like sales growth by business line and geographical area is as follows :

like-for-like	1st Quarter	2nd Quarter	1st Half	3rd Quarter	9 Months
BY BUSINESS LINE
Fresh Dairy Products	+6.4%	+8.0%	+7.2%	+7.4%	+7.3%
Beverages	+5.7%	+11.0%	+8.6%	+10.7%	+9.3%
Biscuits & Cereal Products	+1.3%	+1.3%	+1.3%	+1.1%	+1.2%

BY GEOGRAPHICAL AREA
Europe	+1.9%	+3.8%	+2.9%	+3.5%	+3.1%
Asia	+8.3%	+13.2%	+10.8%	+12.1%	+11.3%
Rest of World	+15.3%	+17.3%	+16.4%	+15.0%	+15.9%

Group	+5.3%	+7.6%	+6.5%	+7.1%	+6.7%

On a reported basis, 3rd-quarter sales increased +6.8%. Changes in exchange rates had a positive impact of +1.6% and changes in the scope of consolidation a negative impact of -1.9%.

Like-for-like sales growth of +7.1% in the 3rd quarter derives from a +5.7% rise in volume and a +1.4% rise in value.

2 – Full year 2005 outlook:

Based on 9 months sales performance and 1st half results, Groupe Danone is confident in its ability to achieve for the full year 2005:

•	like-for-like sales growth between +6% and +7%,

•	a trading operating margin progression of at least +20 basis points,

•	growth in underlying earnings per share from continuing activities of at least +10%.

o o O o o

2005 Final audited results will be released on February 15th, 2006.

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FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated in the forward-looking statements. For a detailed description of the important factors that could cause actual results to differ materially from the expectations of the Company or its management, please see the sections “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission.

For further information : Direction de la Communication : 33 1 44 35 20 75 GROUPE DANONE : 17 Boulevard Haussmann, 75009 Paris – Fax 33 1 44 35 24 80	2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: October 19, 2005	By:	/s/ ANTOINE GISCARD D’ESTAING
	Name: Title:	Antoine Giscard d’Estaing Executive Vice - President and Chief Financial Officer